Denison Mines Corp.
1100 – 40 University Ave
Toronto, ON M5J 1T1
www.denisonmines.com
PRESS RELEASE

DENISON REPORTS Q3 2016 RESULTS INCLUDING HIGHLIGHTS FROM
SUCCESSFUL SUMMER 2016 EXPLORATION PROGRAMS
Toronto, ON – November 3, 2016. Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) today filed its Consolidated Financial Statements and Management’s Discussion & Analysis (“MD&A”) for the period ended September 30, 2016. Both documents can be found on the Company’s website at www.denisonmines.com or on SEDAR (at www.sedar.com) and EDGAR (at www.sec.gov/edgar.shtml). The highlights provided below are derived from these documents and should be read in conjunction with them. All amounts in this release are in U.S. dollars unless otherwise stated.
David Cates, President and CEO of Denison commented “The summer exploration program at our Wheeler River project again showed the remarkable potential of the Gryphon deposit, through additional exploration drilling, to add pounds to the project’s already impressive resource base. Our exploration team has successfully expanded the mineralization associated with the Gryphon deposit A and B Series lenses and continues to increase the scope of the new D Series of lenses to the northwest of the deposit. Gryphon remains open in numerous directions and the team is currently compiling and interpreting results from the summer in order to plan for the winter 2017 drill program. In parallel, we are also continuing with engineering and environmental work as part of a pre-feasibility study initiated for the Wheeler River project earlier in 2016.”

2016 THIRD QUARTER PERFORMANCE HIGHLIGHTS
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Completed highly successful summer 2016 exploration program at the Wheeler River property
The summer exploration program included 37 drill holes, for a total of 23,622 metres, focused on expanding the uranium mineralization in the vicinity of the Gryphon deposit and completing an initial set of infill and delineation holes. The results demonstrated that the Gryphon deposit is part of a large and robust mineralizing system that remains open in numerous directions. Key highlights include:
Expansion of strike length of Gryphon D Series mineralized lenses
The D Series lenses are located within 200 metres north and northwest of the Gryphon deposit. The lenses currently total 330 meters in collective strike extent and mineralization remains open along strike in both directions. The most northeastern section drilled to date, Section 5350 GP, was highlighted by the result in drill hole WR-507D2, which returned 9.39% eU3O8 over 1.6 metres, from 579.5 to 581.1 metres, and indicates the continued strength of the mineralizing system and significant potential along strike and down-plunge to the northeast (see Denison's Press Release dated September 7, 2016).
Discovery of additional high-grade mineralization associated with the Gryphon A and B Series lenses
Additional high grade mineralization was discovered down-dip and up-dip of the A and B Series lenses on the shallower, southwestern portion of the Gryphon deposit. Highlights include 2.5% eU3O8 over 4.4 metres from 744.8 to 749.2 metres in drill hole WR-674, and 1.2% eU3O8 over 11.4 metres from 692.7 to 704.1 metres in drill hole WR-602D1. This mineralization is interpreted to be associated with the Gryphon deposit’s previously defined A and B series lenses (see Denison's Press Release dated September 22, 2016).
The D Series lenses and the new high grade intersections associated with the A and B Series lenses are not included in the current mineral resource estimate for the Gryphon deposit, nor are they incorporated into the Preliminary Economic Assessment for the Wheeler River project, as detailed in the Company’s NI 43-101 technical report entitled “Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada”, (the “PEA”) with an effective date of March 31, 2016. A copy of the report is available on the Company’s website and on both SEDAR and EDGAR.
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Initiated infill and delineation drilling at the Gryphon deposit
To support the pre-feasibility study (“PFS”), initiated for the Wheeler River project during the second quarter of 2016, Denison commenced an initial infill and delineation drilling program at the Gryphon deposit. Infill drilling is required at Gryphon to increase the confidence in the mineral resources estimated from an inferred to an indicated level. During the summer, five drill holes were completed using a directional drilling method to reduce time and costs, and improve drilling accuracy. Highlight results include drill hole WR-668D2, which intersected 1.5% eU3O8 over 14.4 metres (including 2.5% eU3O8 over 7.9 metres and 1.5% eU3O8 over 1.0 metre), and drill hole WR-668, which intersected 0.93% eU3O8 over 14.1 metres (including 2.1% eU3O8 over 3.7 metres and 1.4% eU3O8 over 1.3 metres) and 2.4% eU3O8 over 7.3 metres (including 3.7% eU3O8 over 4.5 metres) (see Denison's Press Release dated October 6, 2016).
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Earned $3.4 million in toll milling revenue from McClean Lake during the first nine months of 2016
The McClean Lake mill, in which Denison holds a 22.5% interest, packaged approximately 12.4 million pounds U3O8, during the nine months ended September 30, 2016, for the Cigar Lake Joint Venture (“CLJV”) and generated toll milling revenues for Denison of $3.4 million. The Cigar Lake mine’s annual production for 2016 is expected to be 16 million pounds U3O8, from which Denison is expected to earn approximately $4.5 million in toll milling revenue.
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Entered into a transaction to acquire the Hook-Carter property from ALX Uranium
In October 2016, Denison executed a definitive agreement with ALX Uranium Corp. (“ALX”) to acquire an immediate 80% ownership of the Hook-Carter property in exchange for the issuance of 7.5 million common shares of Denison. Denison also agreed to fund ALX’s share of the first CAD$12,000,000 in expenditures on the project. The Hook-Carter property consists of 28 claims, totaling 16,805 hectares, and is located to the northeast and on trend of the Triple R deposit, Arrow deposit and Spitfire discovery in the southwestern portion of the Athabasca Basin region, in northern Saskatchewan. Regulatory approvals required for the acquisition to proceed have been received, and the parties expect to close the transaction in early November 2016.

ABOUT DENISON

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. Including its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering over 350,000 hectares in the infrastructure rich eastern portion of the Athabasca Basin region. Denison's interests in Saskatchewan include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 63.01% interest in the J Zone deposit on the Waterbury Lake property.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division (“DES”) and is the manager of Uranium Participation Corp. (“UPC”), a publicly traded company which invests in uranium oxide and uranium hexafluoride.

SELECTED QUARTERLY FINANCIAL INFORMATION

(in thousands)	As at September 30, 2016	As at December 31, 2015

Financial Position of Continuing Operations:
Cash and cash equivalents	$11,829	$5,367
Debt instruments (GICs)	-	7,282
Cash, cash equivalents and debt instruments	$11,829	$12,649

Working capital	$20,166	$12,772
Property, plant and equipment	$190,408	$188,250
Total assets	$230,601	$212,758
Total long-term liabilities	$38,904	$38,125

	Three Months Ended		Nine Months Ended
(in thousands, except for per share amounts)	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Results of Continuing Operations:
Total revenues	$3,489	$3,526	$10,482	$8,783
Net loss	$(2,506)	$(3,608)	$(10,783)	$(11,443)
Basic and diluted loss per share	$-	$(0.01)	$(0.02)	$(0.02)

RESULTS OF CONTINUING OPERATIONS

Revenues

The Company’s share of toll milling revenue during the three months ended September 30, 2016 totaled $1,037,000. Revenue from DES during the three months ended September 30, 2016 was $2,077,000 and revenue from the Company’s management contract with UPC was $375,000 for the same period.

Operating expenses

Operating expenses in the Canadian mining segment include depreciation, mining and other development costs, as well as standby costs. Operating expenses during the three ended September 30, 2016 were $736,000, including $533,000 of depreciation from the McClean Lake mill, associated with the processing of U3O8 for the CLJV.

Operating expenses at DES during the three months ended September 30, 2016 totaled $1,787,000 and relate primarily to care and maintenance, and environmental consulting services provided to clients and include labour and other costs.

Exploration and Evaluation

The Company’s focus remains on the eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada, with a significant portfolio of projects covering over 350,000 hectares in total. Denison’s share of exploration and evaluation expenditures was $3,308,000 during the three months ended September 30, 2016.

Wheeler River Project

Denison’s share of exploration costs at Wheeler River amounted to $1,736,000 during the three months ended September 30, 2016.   Exploration success at Wheeler River was highlighted by the continued expansion of the D Series of mineralized lenses occurring to the north and northwest of the Gryphon deposit.  The collective strike length of the D Series lenses has increased to 330 metres following the completion of the summer 2016 exploration program.  During the quarter, exploration drilling also discovered additional high grade mineralization down-dip and up-dip of the A and B Series of lenses on the shallower, southwestern portion of the Gryphon deposit. In addition, follow-up exploration drilling was completed on the K-West trend, approximately 500 metres west of Gryphon, where new uranium mineralization was discovered during the second quarter.  The follow-up drilling encountered an extensive alteration zone and, together with a favourable geological setting, suggest continued potential for the discovery of high grade uranium mineralization along strike.

Denison’s share of evaluation costs at Wheeler River amounted to $323,000 for the same period and was mainly related to the initiation of PFS activities, including various engineering data collection activities.

Exploration Pipeline Properties

During the third quarter of 2016, the Company managed or participated in four other drilling exploration programs (three operated by Denison). Highlights include the following:

At Waterbury Lake (Denison 63.01% interest and operator), two drill holes for a total of 1,077 metres were completed at the Hamilton Lake target area. The second drill hole, completed 75 metres west of the first drill hole of the program, intersected a 30 metre wide fault zone in the sandstone, approximately 85 metres above the unconformity (at 426 metres) and returned several intervals of weak uranium mineralization immediately above the unconformity. The presence of weak uranium mineralization, highly faulted graphite-rich basement rocks and a 20 meter reverse unconformity offset indicate this untested trend is favorable for unconformity-related uranium deposits.

At Crawford Lake (Denison 100% interest), two holes were completed, for a total of 1,706 metres, targeting the CR-3 conductive trend. The drill holes both intersected significant sandstone alteration and graphitic basement rocks, however no elevated radioactivity or uranium mineralization was encountered. Despite these results, the CR-3 trend remains highly prospective with the previous discovery of weak uranium mineralization and both strong sandstone and basement alteration present.

At Hatchet Lake (Denison 64.36% and operator), 2,040 metres of drilling was completed including five widely-spaced holes at the Hatchet South target area and a single hole at the Tuning Fork target area. No significant results were obtained. In addition, a land-based radon and soil sampling program was completed over the southeastern extension of the Richardson Lake Trend in an effort to identify zones of elevated radon and soil geochemical concentrations potentially related to an underlying bedrock source to assist with target generation for future drilling programs in the area.

At McClean Lake, a project operated by AREVA Resources Canada (Denison 22.50% interest), a total of seven drill holes were completed for a total of 2,850 metres. The objective of the program was to test for basement-hosted mineralization occurring down-dip or down-plunge of the previously mined Sue deposits. Localized weak basement mineralization was reported with highlight results including hand-held scintillometer probe peaks of 4,558 cps at 364.8 m in drill hole S-835 and 24,052 cps at 186.2 m in drill hole S-836.

General and administrative expenses

Total general and administrative expenses were $1,020,000 during the three months ended September 30, 2016. These costs are mainly comprised of head office salaries and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses, project costs and all other costs related to operating a public company with listings in Canada and the United States.

RESULTS OF DISCONTINUED OPERATIONS

 In the third quarter, the Company recognized a gain on disposal of $9,050,000 for the Mongolian Mining division. On September 20, 2016, the mining license certificates for all four Mongolian projects sold to Uranium Industry a.s. (“UI”) were formally issued by the Mineral Resources Authority of Mongolia. Under the agreement with UI, the Company is entitled to $10 million of proceeds within 60 days of issuance of the licenses.
No expenditures were incurred in the African or Mongolian Mining division in the quarter.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $11,829,000 at September 30, 2016. The Company holds the large majority of its cash, cash equivalents, and investments in Canadian dollars. As at September 30, 2016, the Company’s cash, cash equivalents and current investments amount to CAD$15.5 million.

The Company’s CAD$24 million credit facility is fully utilized for non-financial letters of credit in relation to future decommissioning and reclamation plans. The facility contains a covenant that requires the Company to maintain a minimum cash balance of CAD$5 million on deposit with the Bank of Nova Scotia.

OUTLOOK FOR 2016

The Company’s budget was modified at the end of the second quarter of 2016 (the “Previous Outlook”) and the outlook has been further modified (the “Current Outlook”), at the end of the third quarter of 2016, to reflect actual results as at September 30, 2016, and to incorporate updated estimates for the remainder of the year.

(in thousands)	PREVIOUS OUTLOOK 2016	CURRENT OUTLOOK 2016	Actual to September 30, 2016(2)
Canada (1)
Toll Milling Revenue & Mineral Sales	$ 4,540	$ 4,540	$ 3,357
Development & Operations	(2,400)	(1,810)	(1,189)
Mineral Property Exploration & Evaluation	(12,000)	(12,000)	(10,598)
	(9,860)	(9,270)	(8,430)
Africa
Zambia, Mali and Namibia	(520)	(520)	(520)
	(520)	(520)	(520)
Other (1)
UPC Management Services	1,530	1,300	1,019
DES Environmental Services	920	1,130	922
Corporate Administration & Other	(4,250)	(4,420)	(3,392)
	(1,800)	(1,990)	(1,451)

Total	$ (12,180)	$ (11,780)	$ (10,401)

(1)
Outlook figures have been converted using various period average US$ to CAD$ exchange rates ranging from of 1.29 to 1.37.
(2)
The Company budgets on a cash basis. As a result, actual amounts represent a non-GAAP measure and exclude non-cash depreciation and amortization amounts of $2,244,000.

The Outlook for Development and Operations have been reduced by $590,000, mainly due to the deferral of certain projects previously planned to occur in the fourth quarter of 2016.

The Outlook for DES has been increased due to better than expected operating performance associated with work activities at client care and maintenance sites.
For more information, please contact
David Cates                                                                                              (416) 979 – 1991 ext 362
President and Chief Executive Officer
Sophia Shane                                                                                                          (604) 689 - 7842
Investor Relations
Follow Denison on Twitter                                                                                @DenisonMinesCo

QUALIFIED PERSON, ASSAY PROCEDURES AND FURTHER DETAILS

The disclosure of scientific or technical information regarding Denison’s properties in this press release and the MD&A was prepared by, or reviewed and approved by, Dale Verran, MSc, Pr.Sci.Nat., the Company’s Vice President, Exploration, a Qualified Person in accordance with the requirements of NI 43-101.

Grade results reported herein as “eU3O8” refer to radiometric equivalent U3O8 derived from a calibrated total gamma down-hole probe. Radiometric equivalent U3O8 results are preliminary in nature and all mineralized intervals have been sampled and submitted for chemical U3O8 assay in accordance with Denison’s technical procedures. All Gryphon drill holes reported herein were drilled at a high angle to mineralization to allow for better evaluation of true thicknesses which are expected to be approximately 75% of the intersection lengths. For further details regarding the description of the data verification, assay procedures and the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 24, 2016 available under Denison's profile on SEDAR at www.sedar.com, and its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

Further details regarding the Gryphon deposit and the current mineral resource estimates are provided in the NI 43-101 Technical Report for the Wheeler River project titled "Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada" dated April 8, 2016 with an effective date of March 31, 2016. A copy of this report is available on Denison's website and under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Illustrative figures for the Gryphon deposit and drill holes referred to herein are available in the Company’s 2016 press releases dated October 6, September 22 and September 7.

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", “forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or “has the potential to”. In particular, this press release contains forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; expectations regarding further studies on material properties, including the PFS; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditure from operations at DES; expectations regarding the provision of management services to UPC; capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same; and exploration, development and expansion plans and objectives and statements regarding anticipated budgets. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 24, 2016 under the heading "Risk Factors". These factors are not, and should not be construed as being exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.